UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 12b-25

                           NOTIFICATION OF LATE FILING

     [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR

                     For the Period Ended September 30, 2004

                       Commission file number: 000-333215

                                EMPS Corporation
                            ------------------------
                             Full Name of Registrant

                                       N/A
                           --------------------------
                            Former Name of Registrant

                       2319 Foothill Boulevard, Suite 250
           -----------------------------------------------------------
           Address of Principle Executive Offices (street and number)

                           Salt Lake City, Utah 84109
                           --------------------------
                            City, State and Zip Code

Part II - Rules 12b-25 (b) and (c)

         If the subject could be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check if appropriate).

 [X]     (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort of expense;

 [X]     (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statements or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

Part III - Narrative

         State below in reasonable detail the reasons why Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The quarterly report of the registrant on Form 10-QSB could not be filed because management requires additional time to compile and verify the data required to be included in the report. The report will be filed within five calendar days of the date the original report was due.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification

              Marat Cherdabayev                 (801)            746-3700
         -----------------------------------------------------------------------
                   Name                       Area Code       Telephone Number

(2) Have all other reports required under Section 13 or 15 (b) of the Securities and Exchange Act of 1934 or Section 30 or the Investments Act of 1940 during the preceding 12 months (or for such shorter) period that the Registrant was required to file such reports been filed? If answer is no, identify report(s).

                  [X] Yes                                     [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                  [X] Yes                                     [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The registrant anticipates that during the three months and nine months ended September 30, 2004, gross revenue increased approximately 80% and 22% and total operating expenses increased 87% and 50%, respectively compared to the three and nine months ended September 30, 2003. It is expected that income from operations will have increased approximately 58% for the three months ended September 30, 2004 compared to the comparable period 2003, but decreased approximately 93%, for the nine months ended September 30, 2004, compared to the nine months ended September 30, 2003. The registrant expects to realize net income of approximately $986,000 in the three months ended September 30, 2004 and a net loss of $913,000 in the nine months ended September 30, 2004, compared to net income of $ 748,000 and $739,000 during the three and nine months ended September 30, 2003, respectively. The Company anticipates a net income of approximately $0.03 per common share for the three months ended September 30, 2004 and a net loss of approximately $0.03 per common share for the nine months ended September 30, 2004, compared to net income of $0.02 and $0.02 per common share for the three and nine months ended September 30, 2003.

         The increase in revenue and increase in income from operations during the quarter ended September 30, 2004, compared to the corresponding prior year period is due to the inclusion of geophysical services revenue from the Company's TatArka subsidiary that was acquired during May of 2004. Vessel revenue decreased 23% and 32% during the three and nine months ended September 30, 2004, compared to the same periods of 2003. The decrease is due to the Company having two vessels unchartered and not operating and a third vessel in dry dock for repairs for the majority of the quarter ended September 30, 2004. While the vessels were not generating revenue during the quarter, the Company continued to incur expenses associated with the vessels.

                                EMPS Corporation
                  -------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date: November 16, 2004                          By: /s/ Marat Cherdabayev
                                                    ----------------------------
                                                    Marat Cherdabayev, Secretary